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January 25, 2001                                                    EXHIBIT 18.1



Board of Directors
Microsemi Corporation
2830 South Fairview Street
Santa Ana, California  92704

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000. Note 2 therein describes a change in accounting principle from the last-in, first-out ("LIFO") inventory method to the first-in, first-out inventory method at Microsemi Corporation - Scottsdale, a subsidiary of the Company. It should be understood that the preferability of one acceptable method of accounting over another for the determination of the costing of inventory has not been addressed in any authoritative accounting literature and, in expressing our concurrence below, we have relied on management's determination that this change in accounting principle is preferable. Based on our reading of management's stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company's circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

We have not audited any consolidated financial statements of the Company as of any date or for any period subsequent to October 1, 2000. Accordingly, our comments are subject to change upon completion of an audit of the consolidated financial statements covering the period of the accounting change.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP